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August 18, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549

Attention:	Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Donald Field

Re:	Black Rock Coffee Bar, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted on July 25, 2025
CIK No. 0002068577

August 18, 2025

Ladies and Gentlemen:
On behalf of Black Rock Coffee Bar, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated August 6, 2025 relating to the Company’s Amendment No. 2 to its confidential draft registration statement on Form S-1 submitted to the Commission on July 25, 2025 (“Amendment No. 2”).
Concurrently with the submission of this letter, the Company is filing a copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comment. For the Staff’s reference, we are providing to the Staff electronic copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from Amendment No. 2.
For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.
Amendment No. 2 to Draft Registration Statement on Form S-1
Certain Definitions, page 5
1.    We note your response to prior comment 1 and reissue in part. We acknowledge the changes made to revise the definition of "TRA Parties." Please disclose which members of the management team, i.e. which directors and executive officers, will be parties to the TRA. Given the size of the expected payments, shareholders should clearly understand which directors and executive officers will be receiving such payments. Additionally, please revise the Tax Receivable Agreement discussion in the Certain Relationships and Related Party Transactions section on page 176 to specifically identify such directors and executive officers and provide the information required by Item 404(a) of Regulation S-K regarding their direct or indirect interests in the Tax Receivable Agreement and any associated payments.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the definition on page 5 of the Registration Statement to further clarify the parties to the TRA, including that all of the Company’s executive officers and certain of its directors are party to the TRA. The Company has also revised the disclosure on page 180 of the Registration Statement to include a cross reference to the “Principal Shareholders” table in the Registration Statement, which, in a subsequent pre-effective amendment to the Registration Statement, will include the equity ownership of the TRA Parties, including our directors and executive officers.
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August 18, 2025

Any comments or questions regarding the foregoing should be directed to the undersigned at 312-876-7605. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Scott W. Westhoff

Scott W. Westhoff
of LATHAM & WATKINS LLP

cc:	Mark Davis, Black Rock Coffee Bar, Inc.
Rodd Booth, Black Rock Coffee Bar, Inc.
Sam Seiberling, Black Rock Coffee Bar, Inc.
Ian D. Schuman, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Alex K. Kassai, Latham & Watkins LLP
Robert M. Hayward, P.C., Kirkland & Ellis LLP
Rachel W. Sheridan, P.C., Kirkland & Ellis LLP
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